

March 2, 2012

Via E-mail
Paul J. Palmieri
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re:** **Millennial Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-178909**

Dear Mr. Palmieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 70

The Millennial Media Solution, page 75

Our MYDAS Technology Platform, page 75

1. We note that MYDAS is a proprietary technology platform that functions by running a set of proprietary algorithms to analyze multiple data points. Please revise your disclosure here, and where appropriate, to elaborate on what the MYDAS system consists of, for example, the use of servers, software and other tangible or fixed hardware, as well as networks or other less tangible aspects that comprise the MYDAS system.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brian F. Leaf, Esq.
        Cooley LLP